UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published immediate reports in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1)	On December 24, 2015, the Registrant published a report with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of December 24, 2015 following the issuance of 1,379,060 of our ordinary shares to the former shareholders of Kitov Pharmaceuticals Ltd. as a result of the attainment of milestones as set forth in the 2013 Share Transfer Agreement[i], and the termination of the non-listed Share Purchase Rights reflecting such milestone shares.

The shares were issued on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The issued shares have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

2)	On December 24 and 27, 2015, the Registrant published immediate reports with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing that Dr. John Paul Waymack, the Chairman of the Board of Directors increased his beneficial holdings in the Company due to the issuance of 1,103,248 Ordinary Shares of the Company to JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, as a result of the exercise of the rights held by JPW PCH LLC to receive additional ordinary shares upon the attainment of milestones set forth in the 2013 Share Transfer Agreementii. Immediately following such share issuance, the holdings of Dr. Waymack in the issued and outstanding share capital of the Company represent beneficial ownership of 2,214,969 Ordinary Shares of the Company (approximately 2.86% of the issued and outstanding share capital of the Company).

3)	On December 27, 2015, the Registrant published a report with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of December 27, 2015 following the issuance of 240,000 of our ordinary shares to BNY Mellon, in order to cover the issuance of 12,000 new ADSs of the Companyiii, following the exercise of 12,000 ADS Warrants listed on NASDAQ (KTOVW) (the “NASDAQ Warrants”), and the cancellation of 12,000 NASDAQ Warrants following such exercise.

i See the section entitled “Share Transfer Agreement with Kitov Pharmaceuticals” on Page 60 of our Prospectus filed with the SEC on November 23, 2015.

ii See footnote i above

iii Each ADS of the Company represents 20 Ordinary Shares of the Company.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of December 27, 2015:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	77,755,641	(1)
Series 2 Traded Warrants (TASE listed)	IL0076501043	50,053,450	(2)
Series 1/14 options (non-listed)	IL0076500540	400,000	(3)
Series 6/14 options (non-listed)	IL0076500888	1,188,967	(4)
Series 7/14 options (non-listed)	IL0076500961	850,000	(5)
Series 2/15 options (non-listed)	IL0076501381	44,786	(6)
Series 9/15 options (non-listed)	IL0076501464	1,720,000	(7)
Kitov Nasdaq Listed Warrants	IL0076501530	3,366,974	(8)
Kitov Underwriter Warrants	IL0076501613	157,945	(9)
(1)	21 of such Ordinary Shares are dormant shares held in treasury.
(2)	Each Series 2 Traded Warrant is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 2 Traded Warrant exercise shares is 3,850,111.
(3)	Each Series 1/14 option is exercisable into 0.07816 Ordinary Shares of the Company. The aggregate number of Series 1/14 options exercise shares is 31,264.
(4)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 6/14 options exercise shares is 91,455.
(5)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 7/14 options exercise shares is 65,382.
(6)	Each Series 2/15 option is exercisable into 1 Ordinary Share of the Company.
(7)	Each Series 9/15 option is exercisable into 1 Ordinary Share of the Company.
(8)	Each Nasdaq Listed Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 67,339,480.
(9)	Each Underwriter Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 3,158,900.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 28, 2015	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer